UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

This Report on Form 6-K contains an Ad hoc announcement made by Deutsche Bank AG pursuant to Section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) on October 28, 2009. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG:
Deutsche Bank and Sal. Oppenheim sign framework agreement
FRANKFURT AM MAIN / LUXEMBOURG, 28 October 2009 — Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB) and the owners of Sal. Oppenheim jr. & Cie. S.C.A. today announced the signing of a framework agreement which will allow Deutsche Bank to acquire 100 per cent of Sal. Oppenheim Group at a price of EUR 1.0 billion. The present shareholders in Sal. Oppenheim have the option of a long-term shareholding of up to 20 percent of the German subsidiary Sal. Oppenheim jr. & Cie. KGaA based in Cologne.
Sal. Oppenheim’s Asset and Wealth Management activities will be maintained and expanded in the future under the private bank’s established brand and preserve Sal. Oppenheim’s identity, values, culture and service quality. With this transaction, Deutsche Bank strengthens its position among high-net-worth private clients, especially in Germany.
With the purchase of the Luxembourg-based holding company Sal. Oppenheim jr. & Cie. S.C.A. all activities of the German subsidiary Sal. Oppenheim jr. & Cie. KGaA, BHF-BANK AG and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. (SOPEP) will transfer to Deutsche Bank.
In addition, Deutsche Bank will acquire BHF Asset Servicing GmbH (BAS), which is held by the Sal. Oppenheim jr. & Cie. S.C.A. shareholders. Deutsche Bank intends to resell BAS. In the future Sal. Oppenheim will focus on their core asset and wealth management business. Furthermore, Deutsche Bank will participate in ongoing talks on a sale of Sal. Oppenheim’s investment banking activities.
The purchase price for the different entities acquired is expected to total EUR 1.3 billion. Further agreements have been reached with the owners of Sal. Oppenheim jr. & Cie. S.C.A. that could lead to an increase of the purchase price contingent upon the future performance of specific risk positions.
As at 30 June 2009 Sal. Oppenheim Group had approximately EUR 135 billion in client assets under management (including EUR 5 billion Assets under Management from SOPEP) and employed approximately 4,400 members of staff.
Deutsche Bank’s Private Wealth Management at the end of June 2009 managed invested assets of roughly EUR 171 billion. After the closing of the transaction, Deutsche Bank will become the market leader in Germany in the coverage of high-net-worth private clients, family assets and trusts.
The acquisition of Sal. Oppenheim group will be implemented via various execution agreements and is expected to close in the first quarter 2010 subject to approval by the respective regulatory and anti-trust authorities. The purchase price can be paid in Deutsche Bank shares. After completion, Deutsche Bank ’s Tier 1 capital ratio is expected to remain at approximately 11 percent.

Decisions concerning new management structures and governance will be made and communicated in due course.
Forward-looking statements contain risks
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2009 on pages 7 through 18 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: October 29, 2009	By:	/s/ Butzke
		Name:	Volker Butzke
		Title:	Managing Director and Senior Counsel

By:	/s/ M. Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel